FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2023

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Second quarter, year ending March 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 1, 2023	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

NOMURA Connecting Markets East & West © Nomura (US GAAP) October 2023 Consolidated Results of Operations Second quarter, year ending March 2024 Nomura Holdings, Inc.

Outline NOMURA Presentation Financial Supplement Executive summary (P2-3) Overview of results (P4) Business segment results (P5) Retail (P6-8) Investment Management (P9-10) Wholesale (P11-13) Non-interest expenses (P14) Robust financial position (P15) Consolidated balance sheet (P17) Value at risk (P18) Consolidated financial high lights (P19) Consolidated income (P20) Main revenue items (P21) Consolidated results: Income (loss) before income taxes by segment and region (P22) Segment “Other” (P23) Retail related data (P24-27) Investment Management related data (P28-29) Whole sale related data (P30) Number of employees (P31)

Executive summary (1/2)

NOMURA

FY2023/24 1H highlights

- **Income before income taxes: Y103bn (+138% YoY); Net income[1]: Y58.6bn (3.2x YoY); EPS[2]: Y18.62; ROE[3]: 3.6%**
- Three segment income before income taxes of Y89.2bn (+79% YoY)
  - Realignment of organization done in Spring to better meet needs of clients, coupled with stock market rally, resulted in **rebound in Retail performance**
  - **Investment Management performance improved:** Net inflows lifted AuM to record high; Stable business revenues increased and investment gain/loss improved
  - **Wholesale income before income taxes declined:** Equities and Investment Banking reported higher revenues, but international Fixed Income (notably Rates and FX/EM) were muted due to market uncertainty
- Half-year dividend per share: Y8

	FY2023/24 1H	FY2022/23 1H	YoY
Net revenue	Y716.7bn	Y617.0bn	16%
Income (loss) before income taxes	Y103.0bn	Y43.2bn	138%
Net income (loss)[1]	Y58.6bn	Y18.5bn	3.2x
EPS[2]	Y18.62	Y5.91	3.2x
ROE[3]	3.6%	1.2%	

Income (loss) before income taxes: Business segment results	FY2023/24 1H	FY2022/23 1H	YoY
Retail	Y52.0bn	Y10.4bn	5.0x
Investment Management	Y26.8bn	-Y6.2bn	-
Wholesale	Y10.4bn	Y45.5bn	-77%
Three segment total	Y89.2bn	Y49.7bn	79%
Other	Y15.4bn	-Y1.8bn	-
Unrealized gain (loss) on investments in equity securities held for operating purposes	-Y1.6bn	-Y4.7bn	-
Income (loss) before income taxes	Y103.0bn	Y43.2bn	138%

1. *Net income (loss) attributable to Nomura Holdings shareholders.*
2. *Diluted net income (loss) attributable to Nomura Holdings shareholders per share.*
3. *Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.*

2

Executive summary (2/2)

NOMURA

FY2023/24 2Q highlights

- **Net revenue: Y367.8bn (+5% QoQ); Income before income taxes: Y56.7bn (+23% QoQ); Net income[1]: Y35.2bn (+51% QoQ); EPS[2]: Y11.21; ROE[3]: 4.3%**

- **Three segment income before income taxes of Y60.5bn (+111% QoQ) driven by stronger net revenue and income before income taxes across all divisions**

  - Retail: Net revenue and income before income taxes at highest level in six years
    - ✓ Number of flow business clients significantly higher than last year and flow revenues grew further following realignment of teams to better respond to client needs
    - ✓ Stable recurring revenue at record high; Stringent cost control led to higher recurring revenue cost coverage ratio at 56%

  - Investment Management: Strongest quarter for stable business revenue since division established
    - ✓ Net inflows lifted AuM to record high of Y76.5trn
    - ✓ Investment gain/loss improved, resulting in marked improvement in income before income taxes compared to last quarter

  - Wholesale: Performance rebounded from last quarter
    - ✓ Equities booked stronger revenues in Japan, Americas and AEJ, while Investment Banking reported revenue growth from Japan related transactions such as ECM and Advisory
    - ✓ Stringent cost management meant QoQ increase in expenses mainly due to yen depreciation

Income (loss) before income taxes and net income (loss)[1]

Groupwide (billions of yen)



Income (loss) before income taxes
Net income (loss)
11.7
1.7
31.5
16.8
83.6
66.9
22.7
7.4
46.3
23.3
56.7
35.2
FY2022/23
FY2023/24
1Q
2Q
3Q
4Q
1Q
2Q

Three segment Income (loss) before income taxes



Wholesale
Investment Management
Retail
18.5
31.2
44.7
11.9
28.7
60.5
FY2022/23
FY2023/24
1Q
2Q
3Q
4Q
1Q
2Q

1. Net income (loss) attributable to Nomura Holdings shareholders.
2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share.
3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.

3

Overview of results Highlights (billions of yen, excluding EPS and ROE) FY2022/23 FY2023/24 FY2022/23 FY2023/24 2Q 3Q 4Q 1Q 2Q QoQ YoY 1H 1H QoQ Net revenue 318.0 393.7 324.9 348.9 367.8 5% 16% 617.0 716.7 16% Non-interest expenses 286.5 310.1 302.2 302.6 311.0 3% 9% 573.8 613.6 7% Income (loss) before income 31.5 83.6 22.7 46.3 56.7 23% 80% 43.2 103.0 138% taxes Net income (loss)1 16.8 66.9 7.4 23.3 35.2 51% 110% 18.5 58.6 3.2x EPS2 Y5.41 Y21.51 Y2.34 Y7.40 Y11.21 51% 107% Y5.91 Y18.62 3.2x ROE3 2.2% 8.5% 0.9% 2.9% 4.3% 1.2% 3.6% 1. Net income (loss) attributable to Nomura Holdings shareholders. 2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share. 4 3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.

Business segment results

NOMURA

Net revenue and income (loss) before income taxes

(billions of yen)

		FY2022/23			FY2023/24				FY22/23	FY23/24	
		2Q	3Q	4Q	1Q	2Q	QoQ	YoY	1H	1H	YoY
Net revenue	Retail	72.5	81.0	75.3	92.1	98.9	7%	36%	143.9	191.0	33%
	Investment Management	26.2	57.0	37.8	26.5	45.1	70%	72%	33.8	71.6	112%
	Wholesale	205.5	189.1	178.8	190.9	204.1	7%	-1%	404.5	394.9	-2%
	Subtotal	304.2	327.0	292.0	309.4	348.1	13%	14%	582.1	657.6	13%
	Other*	15.6	87.3	37.9	43.8	17.0	-61%	9%	39.5	60.7	54%
	Unrealized gain (loss) on investments in equity securities held for operating purpose	-1.8	-20.7	-4.9	-4.3	2.7	-	-	-4.7	-1.6	-
	Net revenue	318.0	393.7	324.9	348.9	367.8	5%	16%	617.0	716.7	16%
Income (loss) before income taxes	Retail	5.5	13.3	9.8	22.9	29.0	27%	5.3x	10.4	52.0	5.0x
	Investment Management	5.6	33.3	16.4	3.6	23.2	6.4x	4.2x	-6.2	26.8	-
	Wholesale	20.2	-1.9	-14.2	2.1	8.3	3.9x	-59%	45.5	10.4	-77%
	Subtotal	31.2	44.7	11.9	28.7	60.5	111%	94%	49.7	89.2	79%
	Other*	2.1	59.5	15.7	21.9	-6.5			-1.8	15.4	-
	Unrealized gain (loss) on investments in equity securities held for operating purpose	-1.8	-20.7	-4.9	-4.3	2.7	-	-	-4.7	-1.6	-
	Income (loss) before income taxes	31.5	83.6	22.7	46.3	56.7	23%	80%	43.2	103.0	138%

*Additional information on "Other" (FY2023/24 2Q)

- Loss related to economic hedging (Y8.9bn)
- Loss on changes to own and counterparty credit spread relating to Derivatives (Y1.8bn)

5

Retail

NOMURA

Net revenue and net income before income taxes

(billions of yen)	FY2022/23			FY2023/24		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Net revenue	72.5	81.0	75.3	92.1	**98.9**	7%	36%
Non-interest expenses	67.0	67.8	65.5	69.1	**69.9**	1%	4%
Income (loss) before income taxes	5.5	13.3	9.8	22.9	**29.0**	27%	5.3x

Breakdown of net revenue

(billions of yen)



100.0
80.0
60.0
40.0
20.0
0.0
Flow revenue, etc.
Recurring revenue

	FY2022/23			FY2023/24		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Recurring revenue[1]	34.7	34.0	33.5	34.2	**38.9**	14%	12%
Flow revenue, etc.[2]	37.8	47.1	41.8	57.8	**60.1**	4%	59%
Net revenue	72.5	81.0	75.3	92.1	**98.9**	7%	36%

Key points

- Net revenue: Y98.9bn (+7% QoQ; +36% YoY)
- Income before income taxes: Y29bn (+27% QoQ; 5.3x YoY)
- Number of flow business clients significantly higher than last year following realignment of teams to better respond to client needs; Total sales increased driven by Japanese equities and investment trusts and flow revenue increased QoQ
- Stable recurring revenue at record high and recurring revenue cost coverage ratio increased to 56%, underscoring progress in creating consistent revenue structure

  Recurring revenue
  - All products and services booked net inflows in recurring revenue assets
  - Recurring revenue assets remained above Y20trn throughout the quarter and recurring revenue grew 14% QoQ

  Flow revenue, etc.
  - Flow revenue increased by 4% QoQ on growth in brokerage commissions from bonds and stocks
  - Number of flow business clients increased faster than last quarter when we saw steady growth

- Growth of client assets

	FY2023/24 1Q	FY2023/24 2Q
- Investment trust net inflows[3]	+Y6.6bn	+Y71.9bn
- Discretionary investment net inflows[3]	-Y12.8bn	+Y25.2bn
- Net inflows of cash and securities[4]	+Y214bn	+Y356.9bn
- Recurring revenue cost coverage ratio[5]	50%	56%

1. *Revenue from client assets and ongoing revenue (investment trusts, discretionary investments, insurance, loans, level fee assets, etc.). Revised figures from before FY2022/23 4Q.*
2. *Revenue from transactions (brokerage revenue, consulting-related revenue), interest income, etc. other than from loans.*
3. *Retail channels and Japan Wealth Management Group.*
4. *Cash and securities inflows minus outflows, excluding regional financial institutions.*
5. *Recurring revenue divided by non-interest expenses.*

6

Retail:
Total sales saw strong growth driven by Japanese stocks

Total sales[1]



Discretionary investments, Insurance products
Investment trusts
Bonds
Stocks
5,000.0
4,000.0
3,000.0
2,000.0
1,000.0
0.0

(billions of yen)

	FY2022/23			FY2023/24	
	2Q	3Q	4Q	1Q	2Q
Stocks	2,228.8	2,383.5	2,669.6	2,788.5	**3,484.8**
Bonds[2]	610.9	632.2	656.5	651.5	**746.8**
Investment trusts	345.6	430.8	382.1	597.4	**619.8**
Discretionary investments	140.3	136.8	82.8	101.1	**126.0**
Insurance products	76.2	133.6	87.2	120.9	**120.5**
Total sales	3,401.7	3,716.8	3,878.2	4,259.4	**5,097.9**

Total sales increased 20% QoQ

- Stocks: +25% QoQ
  - Strong growth in sales of Japanese secondary stocks as Sales Partners made proposals aligned to client needs amid a favorable market
  - Primary stock subscriptions[1] increased QoQ (Y93.9bn; +98% QoQ)
- Bonds: +15% QoQ
  - Higher sales of foreign bonds due to primary transactions
- Investment trusts: +4% QoQ
  - Inflows into wide range of funds including international growth stock funds amid improved market sentiment and greater risk appetite among clients
- Discretionary investments: +25% QoQ
  - SMA and Fund Wrap contracts both increased
- Insurance products: -0.3% QoQ
  - High interest rates in the US led to continued strong demand for insurance products geared towards retirement funding and estate planning needs

Top selling investment trusts (Jul – Sep 2023)

1	High Growth India Midcap Equity Fund
2	Alliance Bernstein US Growth Equity Fund
3	Wellington Enterprise Value Co-Creation Global Equity Fund

1. Retail channels: Japan Wealth Management Group, Net & Call, Hotto Direct.
2. Following a revision to the scope of bond sales, figures prior to FY2023/24 1Q have been reclassified to meet the new definition.

7

Retail: KPI summary

NOMURA

Net inflows of recurring revenue assets[1]

(billions of yen)

- Returned to net inflow driven by investment trusts, insurance products, discretionary investments, and loans



Retail total
Excluding Corporate section
200.0
150.0
100.0
50.0
0.0
-50.0
-100.0
127.9
98.8
7.6
187.7
65.4
72.3
-71.4
10.0
128.6
156.5
FY2022/23
FY2023/24
2Q
3Q
4Q
1Q
2Q

Recurring revenue assets and recurring revenue[2]



(trillions of yen)
Recurring revenue assets
Recurring revenue (rhs)
(billions of yen)
20.0
15.0
10.0
40.0
35.0
30.0
25.0
20.0
34.7
34.0
33.5
34.2
38.9
18.3
18.1
18.7
20.3
20.2
FY2022/23
FY2023/24
Sep/2Q
Dec/3Q
Mar/4Q
Jun/1Q
Sep/2Q

Flow business clients

(thousands)

- Flow business client numbers up 16% YoY as realignment of Sales Partners bears fruit



1,600
1,400
1,200
1,000
800
600
400
896
1,247
809
1,075
1,268
1,446
FY2022/23
FY2023/24
Jun
Sep
Dec
Mar

Services for salaried employees

(thousands)

- Growing ahead of target due mainly to ESOP



3,600
3,500
3,400
3,300
3,200
3,100
3,000
3,446
3,465
3,489
3,555
3,565
FY2022/23
FY2023/24
Sep
Dec
Mar
Jun
Sep

1. *Total excludes investment trust distributions, and investment trust net inflows in level fee accounts.*
2. *Revenue from client assets and ongoing revenue (investment trusts, discretionary investments, insurance, loans, level fee assets, etc.). Revised figures from before FY2022/23 4Q.*

8

Investment Management

NOMURA

Net revenue and income before income taxes

(billions of yen)	FY2022/23			FY2023/24		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Net revenue	26.2	57.0	37.8	26.5	**45.1**	70%	72%
Non-interest expenses	20.6	23.7	21.5	22.9	**21.9**	-4%	6%
Income (loss) before income taxes	5.6	33.3	16.4	3.6	**23.2**	6.4x	4.2x

Breakdown of net revenue

(billions of yen)



60.0
40.0
20.0
0.0
-20.0
Investment gain/loss
Business revenue

	FY2022/23			FY2023/24		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Business revenue[1]	29.9	31.4	28.7	32.5	**33.4**	3%	12%
Investment gain/loss[2]	-3.7	25.6	9.1	-6.0	**11.7**	-	-
Net revenue	26.2	57.0	37.8	26.5	**45.1**	70%	72%

Key points

- Net revenue: Y45.1bn (+70% QoQ; +72% YoY)
- Income before income taxes: Y23.2bn (6.4x QoQ; 4.2x YoY)
  - Stable business revenue at record high since Investment Management Division established in April 2021
    - Investment trust, investment advisory and international businesses all reported continued net inflows, lifting assets under management to a record high of Y76.5trn
  - Improved investment gain/loss also contributed to rebound in net revenue and income before income taxes from last quarter

Business revenue

- Net revenue: Y33.4bn (+3% QoQ; +12% YoY)
  - Asset management business reported growth as the investment trust business booked inflows into ETFs and investment trusts (excl. ETFs, MRFs, etc.); Investment advisory and international businesses also booked inflows and overall assets under management remained elevated throughout the quarter

Investment gain/loss

- Net revenue: Y11.7bn
  - Substantial improvement in American Century Investments (ACI) related investment gain/loss
  - Valuation of Nomura Capital Partners portfolio companies declined QoQ

1. *Includes revenues from asset management business (excl. ACI-related gain/loss), Nomura Babcock & Brown aircraft leasing-related revenues and general partner management fees gained from private equity and other investment businesses, but excludes investment gains/losses.*
2. *Comprised of returns from investments (changes in fair valuation, funding costs, management fees, dividends, etc.) including ACI-related gain/loss, private equity/credit and other investment businesses gain/loss, and Mebuki Financial Group investment gain/loss.*

9

Investment Management: Inflows lift AuM to record high

NOMURA

Assets under management (net)[1]



(trillions of yen)
Investment advisory and international businesses, etc.
Investment trust business
80.0
60.0
40.0
20.0
0.0
64.8
64.7
67.3
76.1
76.5
18.1
17.7
18.3
21.1
21.4
46.7
47.0
49.0
55.0
55.1
FY2022/23
FY2023/24
Sep
Dec
Mar
Jun
Sep

AuM remained high during the quarter, recording new record high for second straight quarter

- **Investment trust business**
  - Inflows into high dividend stock and other Japan stock related ETFs (Y270bn) as well as investment trusts (excl. ETFs, MRFs, etc.) (Y200bn)
  - Investment trusts (excl. ETFs, MRFs, etc.):
    - Bank channel booked inflows mainly into balanced funds and US stock funds
    - Funds for DC plans saw ongoing inflows into foreign stock funds with AuM at top of industry (Sep AuM: Y2.3trn; AuM market share[3] : 21.1%)
- **Investment advisory and international businesses, etc.**
  - Japan booked inflows into yen bond and alternative funds
  - International business booked inflows into India stock funds

Net inflows[2]



(billions of yen)
Investment advisory and international businesses, etc.
Investment trust business
2,000
1,500
1,000
500
0
-500
-1,000
226
89
57
-100
-44
-358
-134
-492
1,713
1,064
649
593
118
475
FY2022/23
FY2023/24
2Q
3Q
4Q
1Q
2Q

Inflows drive steady growth in alternative AuM[4]



(billions of yen)
2,000
1,500
1,000
500
0
1,209
1,148
1,263
1,544
1,682
FY2022/23
FY2023/24
Sep
Dec
Mar
Jun
Sep

1. Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square, as well as third party investment by Nomura SPARX Investment, Nomura Mezzanine Partners, Nomura Capital Partners, Nomura Research & Advisory, and Nomura Real Asset Investment 2. Based on assets under management (net). 3. Nomura, based on published data. 4. Total of Nomura Asset Management alternative AuM and third party investments related to Nomura SPARX Investment, Nomura Mezzanine Partners, Nomura Capital Partners, Nomura Research & Advisory, and Nomura Real Asset Investment.

10

NOMURA

Wholesale

Net revenue and income (loss) before income taxes[1]

(billions of yen)	FY2022/23			FY2023/24		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Net revenue	205.5	189.1	178.8	190.9	**204.1**	7%	-1%
Non-interest expenses	185.3	190.9	193.1	188.7	**195.8**	4%	6%
Income (loss) before income taxes	20.2	-1.9	-14.2	2.1	**8.3**	3.9x	-59%
CIR	*90%*	*101%*	*108%*	*99%*	***96%***		
Revenue/modified RWA[2]	*7.1%*	*5.9%*	*5.8%*	*6.2%*	***6.4%***		

Key points

- Net revenue: Y204.1bn (+7% QoQ; -1% YoY)
- Income before income taxes: Y8.3bn (3.9x QoQ; -59% YoY)
- Overall performance improved QoQ
  - Global Markets revenues increased by 6% QoQ as Equities revenues increased 17% on the back of growth in Equity Products and Execution Services; In Fixed Income, FX/EM and Securitized Products offset slower Rates revenues, resulting in roughly flat revenues QoQ
  - Investment Banking revenues grew 10% QoQ driven by Japan related ECM and Advisory transactions
- Stringent cost management meant QoQ increase in expenses mainly due to yen depreciation

Net revenue by business line

(billions of yen)



200.0
100.0
0.0
Investment Banking
Global Markets

	FY2022/23			FY2023/24		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Global Markets	177.5	154.3	149.3	160.4	**170.7**	6%	-4%
Investment Banking	28.0	34.8	29.6	30.5	**33.4**	10%	19%
Net revenue	205.5	189.1	178.8	190.9	**204.1**	7%	-1%

Net revenue by region

(billions of yen)



200.0
150.0
100.0
50.0
0.0
65.1
39.0
50.4
51.0
61.5
44.2
34.5
48.9
57.7
27.9
32.4
60.9
64.2
30.3
27.2
69.2
69.3
34.1
34.5
66.2
Americas
EMEA
AEJ
Japan
FY2022/23
FY2023/24
2Q
3Q
4Q
1Q
2Q

1. *As the recoverable amount for part of the claim related to the loss arising from transactions with a US client can now be reasonably estimated, gains of Y11.1bn (Y9.1bn trading revenue, Y1.9bn loan-loss provision reversal) were booked in FY2022/23 3Q.*
2. *Wholesale net revenue (annualized) divided by modified risk-weighted assets (daily average for the accounting period) used by Wholesale. Modified risk-weighted assets (daily average for the accounting period) is a non-GAAP financial measure and is the total of (i) risk-weighted assets (as calculated and presented under Basel III) and (ii) an adjustment equal to the regulatory adjustment to common equity tier 1 capital calculated and presented under Basel III divided by our internal minimum capital ratio target.*

11

NOMURA

Wholesale: Global Markets

Net revenue

(billions of yen)


200.0
150.0
100.0
50.0
0.0
FI: Others[1]
FI: Macro Products[2]
FI: Spread Products[3]
EQ: Others[4]
EQ: Equity Products[5]
EQ: Execution Services[6]

	FY2022/23			FY2023/24		QoQ	YoY
	2Q	3Q	4Q	1Q	2Q		
Fixed Income (FI)	115.6	86.7	87.5	97.4	**96.9**	-0.5%	-16%
Equities (EQ)	61.9	67.5	61.8	63.0	**73.8**	17%	19%
Global Markets	177.5	154.3	149.3	160.4	**170.7**	6%	-4%

Key points

- Net revenue: Y170.7bn (+6% QoQ; -4% YoY)
  - Fixed Income revenues roughly unchanged QoQ; FX/EM and Securitized Products offset a slowdown in Rates
  - Equities revenues increased 17% QoQ as Equity Products and Execution Services both booked stronger revenues

Fixed Income

- Net revenue: Y96.9bn (-0.5% QoQ; -16% YoY)
  - Macro Products: FX/EM reported revenue recovery in AEJ and EMEA as we accurately captured client activity; Rates slowed in EMEA and Americas on uncertain outlook, while Japan revenues declined from strong previous quarter
  - Spread Products: Securitized Products booked stronger revenues in Americas on uptick in client activity; Credit remained resilient tapping into client flows amid uncertain environment marked by rate hikes and higher volatility in emerging markets corporate bond markets

Equities

- Net revenue: Y73.8bn (+17% QoQ; +19% YoY)
  - Equity Products: Revenues in Americas and AEJ increased driven by Derivatives and Financing; Japan saw a drop in Derivatives revenues but booked stronger revenues from large transactions with corporate clients and CBs
  - Execution Services: Japan booked significantly stronger revenues on contribution from primary transactions and heightened interest from Japanese and overseas institutional investors over Japan equities

1. International Wealth Management, businesses run together with Investment Banking, and other revenue not attributed to a particular desk. 2. Rates, FX/EM. 3. Credit, Securitized Products.
4. Businesses run together with Investment Banking, includes gain and losses related to transactions with a US client (trading loss of Y9.1bn was booked in FY2022/23 3Q), Other gains and losses not attributable to individual desk.
5. Cash and derivatives trading and Prime Services. 6. Equities execution business.

12

NOMURA

Wholesale: Investment Banking

Sustainability-related

Net revenue

(billions of yen)


40.0
20.0
0.0
Financing, Solutions, etc.
Advisory

FY2022/23			FY2023/24		QoQ	YoY
2Q	3Q	4Q	1Q	2Q		
28.0	34.8	29.6	30.5	**33.4**	10%	19%

Key points

- Net revenue: Y33.4bn (+10% QoQ; +19% YoY)
  - Financing, Solutions, etc. revenues up QoQ; Japan-related ECM revenues increased significantly, and DCM remained solid in all regions
  - Advisory revenues declined QoQ as Japan was strong but revenues from Americas and EMEA slowed

Advisory
- Completed M&A deals, etc. in Japan contributed to revenues and we won multiple cross-border mandates, topping the Japan-related M&A league table[1]
- Americas and EMEA revenues declined QoQ as global fee pools slumped

Financing, Solutions, etc.[2]
- ECM: Executed many transactions including large PO, CB, IPO, ranking #1 in Japan ECM and IPO league tables[1]
- DCM: Supported issuance of several ESG/SDG bonds in Japan and overseas

Provided various services matching diverse client needs

Advisory

- Collaborated globally to win multiple cross-border mandates despite challenging international markets

Field (UK) (ex. Virmati Energy) Private placement (£200m)	Kao Corp's **Kao USA (US)** acquisition of Bondi Sands Australia (AUS) (Undisclosed)	**Ontario Teachers' Pension Plan Board (Canada)** acquires majority interest in 7IM (UK) (£149m)
Itochu Corp tender offer for Itochu Techno-Solutions to go private (Y387.6bn)	**Stonepeak Partners (US)** acquisition of Cellnex Telecom's (Spain) Nordic operations (SEK8.4bn)	**Bain Capital (US)** acquisition of Fabbrica Italiana Sintetici (Italy), owned by Nine Trees Group (Italy) (Undisclosed)

Financing

- Business driven by Japan, particularly ECM

Socionext International secondary offering (Y185.2bn)	**JFE Holdings** International PO / Euro-Yen CB (Y119.5bn / Y92.3bn)	**Daifuku** Euro-Yen CB (Y62.7bn)
NTT Finance Green bonds (Y380bn)	**BPCE (France)** Samurai bonds (Y197.7bn)	**Export-Import Bank of Korea** USD bonds / EUR bonds ($2.0bn / €500m)
StandardAero (US) Refinance ($3.0bn)	**IQ-EQ (Luxembourg)** Refinance (€1.1bn)	**Kenedix** Real estate security token (Y13.4bn)

1. *Source: Refinitiv, Jan – Sep 2023*
2. *ECM, DCM, ALF, businesses run together with Global Markets, other revenue not attributed to a particular product.*

13

NOMURA Non-interest expenses Full year Quarter Key points (billions of yen) ® Non-interest expenses: Y311.0bn (billions of yen) 400 (+3% QoQ) Other 1,500 – Compensation and benefits (+5% QoQ) 1,186.1 310.1 302.2 302.6 311.0 ƒ¼ Up QoQ due to yen depreciation, Business development 1,137.3 286.5 recognition of severance-related expenses expenses, and bonus provisions in line 1,000 Occupancy and related with performance depreciation 200 Information processing – Commissions and floor brokerage and communications 500 (+9% QoQ) ƒ¼ Increased due to higher trading Commissions and floor brokerage volumes Compensation and benefits 0 0 FY2021/ FY2022/ FY2022/23 FY2023/24 QoQ 22 23 2Q 3Q 4Q 1Q 2Q Compensation and benefits 529.5 605.8 150.9 156.3 155.6 158.7 167.1 5.3% Commissions and floor 105.2 119.2 28.2 32.3 30.3 31.4 34.3 9.5% brokerage Information processing 184.3 209.5 52.1 54.0 53.7 52.8 53.6 1.5% and communications Occupancy and related 69.7 66.9 16.6 17.2 16.7 16.6 17.5 5.3% depreciation Business development 15.6 22.6 5.4 6.3 6.3 6.1 5.4 -12.2% expenses Other 232.9 162.0 33.3 44.0 39.8 37.0 33.1 -10.6% Total 1,137.3 1,186.1 286.5 310.1 302.2 302.6 311.0 2.8% 14

Robust financial position

NOMURA

Balance sheet related indicators and capital ratios

	Mar 2023	Jun 2023	Sep 2023
■ Total assets	Y47.8trn	Y52.5trn	Y54.8trn
■ Shareholders' equity	Y3.1trn	Y3.3trn	Y3.3trn
■ Gross leverage	15.2x	16.1x	16.6x
Net leverage[1]	9.4x	10.2x	10.0x
■ Level 3 assets[2] (net)	Y0.9trn	Y0.9trn	Y1.0trn
■ Liquidity portfolio	Y7.6trn	Y7.7trn	Y7.8trn

(billions of yen)

Basel 3 basis	Mar 2023	Jun 2023	Sep 2023[2]
Tier 1 capital	3,204	3,347	3,383
Tier 2 capital	0.4	0.4	0.4
Total capital	3,204	3,347	3,384
RWA	17,324	17,814	18,160
Tier 1 capital ratio	18.4%	18.7%	18.6%
CET 1 capital ratio[3]	16.3%	16.6%	16.5%
Consolidated capital adequacy ratio	18.4%	18.7%	18.6%
Consolidated leverage ratio[4]	5.63%	5.41%	5.18%
HQLA[5]	Y6.5trn	Y6.5trn	Y6.0trn
LCR[5]	203.8%	207.1%	193.7%
TLAC ratio (RWA basis)	31.7%	32.8%	33.9%
TLAC ratio (Total exposure basis)	10.6%	10.3%	10.3%

RWA and CET 1 capital ratio[3]



(trillions of yen)
RWA (Basel 3) (lhs)
CET 1 capital ratio (Basel 3) (rhs)
20.0
15.0
10.0
5.0
0.0
16.9%
16.0%
16.3%
16.6%
16.5%
20.0%
15.0%
10.0%
5.0%
0.0%
FY2022/23
FY2023/24
Sep
Dec
Mar
Jun
Sep

Changes in RWA[2]



(trillions of yen)
20.00
15.00
10.00
5.00
0.00
17.81
2.67
6.34
8.81
0.17
Credit risk
0.23
Market risk
-0.05
Operational risk
18.16
2.61
6.57
8.97
Operational risk
Market risk
Credit risk
Jun 2023
Sep 2023

1. *Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity.*
2. *September 2023 is preliminary.*
3. *CET 1 capital ratio is defined as Tier 1 capital minus Additional Tier 1 capital divided by risk-weighted assets.*
4. *Tier 1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items).*
5. *Daily average for each quarter*

15

NOMURA Financial Supplement

NOMURA Consolidated balance sheet Consolidated balance sheet (billions of yen) Mar 31, 2023 Sep 30, 2023 Increase (Decrease) Assets Total cash and cash deposits 4,521 4,877356 Total loans and receivables 5,207 6,112905 Total collateralized agreements 18,117 21,7703,652 Total trading assets and private equity and debt investments 1 17,609 19,6322,023 Total other assets1 2,317 2,425108 Total assets 47,772 54,8157,043 Mar 31, 2023 Sep 30, 2023 Increase (Decrease) Liabilities Short-term borrowings 1,009 1,06557 Total payables and deposits 5,297 5,954656 Total collateralized financing 16,109 20,6224,513 Trading liabilities 10,558 11,141583 Other liabilities 1,176 1,21944 Long-term borrowings 10,399 11,4421,043 Total liabilities 44,548 51,4436,895 Equity Total NHI shareholders’ equity 3,149 3,291143 Noncontrolling interest 76 815 Total liabilities and equity 47,772 54,8157,043 1. Including securities pledged as collateral. 17

NOMURA Value at risk Definition From April 1, 2023, to September 30, 2023 (billions of yen) 95% confidence level Maximum: 6.8 1-day time horizon for outstanding portfolio Minimum: 4.6 Inter-product price fluctuations considered Average: 5.6 (billions of yen) FY2021/22 FY2022/23 FY2022/23FY2023/24 Mar Mar SepDecMarJunSep Equity 1.4 3.32.43.53.33.23.0 Interest rate 2.3 4.73.74.04.74.63.5 Foreign exchange 0.9 1.41.61.81.42.31.7 Sub-total 4.6 9.47.79.39.410.18.2 Diversification benefit -1.9 -3.2-2.8-3.7-3.2-3.9-2.7 VaR 2.7 6.24.95.66.26.25.5 18

NOMURA Consolidated financial highlights Full year (billions of yen) 200 8% Net income (loss) 143.0 attributable to 150 5.1% 6% Nomura Holdings, Inc. (“NHI”) shareholders 92.8 100 4% 3.1% ROE (%) 50 2% 0 0% FY2021/22 FY2022/23 Quarter (billions of yen) 200 8% 150 6% 3.8% 100 4% 3.1% 2.9% 3.6% 66.9 50 1.2% 2% 35.2 16.8 23.3 7.4 0 0% FY2022/23 FY2023/24 2Q 3Q 4Q 1Q 2Q Net revenue 1,363.9 1,335.6 Income (loss) before income taxes 226.6 149.5 Net income (loss) attributable to Nomura 143.0 92.8 Holdings, Inc. (“NHI”) shareholders Total NHI shareholders’ equity 2,914.6 3,148.6 ROE (%)1 5.1% 3.1% Basic-Net income (loss) attributable to NHI 46.68 30.86 shareholders per share (yen) Diluted-Net income (loss) attributable to NHI 45.23 29.74 shareholders per share (yen) Total NHI shareholders’ equity per share (yen) 965.80 1,048.24 318.0 393.7 324.9348.9367.8 31.5 83.6 22.746.356.7 16.8 66.9 7.423.335.2 3,163.0 3,138.8 3,148.63,265.43,291.4 1.2% 3.8% 3.1%2.9%3.6% 5.59 22.30 2.467.7111.61 5.41 21.51 2.347.4011.21 1,053.91 1,045.65 1,048.241,071.381,092.03 1. Quarterly ROE is calculated using annualized year-to-date net income. 19

NOMURA Consolidated income Full year  Quarter (billions of yen)  FY2022/23FY2023/24 FY2021/22 FY2022/23  2Q3Q4Q1Q2Q Revenue  Commissions 332.3 279.968.277.563.882.888.9 Fees from investment banking 149.6 113.224.233.828.031.138.6 Asset management and portfolio service fees 270.0 271.769.067.067.471.876.7 Net gain on trading 368.8 563.3160.9142.1118.3115.6116.6 Gain (loss) on private equity and debt investments 30.8 14.55.78.15.36.91.1 Interest and dividends 284.2 1,114.7196.9373.3435.5549.7658.5 Gain (loss) on investments in equity securities 5.4 -1.4-1.50.61.24.82.8 Other 152.8 130.910.569.851.430.829.5 Total revenue 1,594.0 2,486.7533.9772.2770.7893.41,012.7 Interest expense 230.1 1,151.1215.9378.6445.7544.4644.9 Net revenue 1,363.9 1,335.6318.0393.7324.9348.9367.8 Non-interest expenses 1,137.3 1,186.1286.5310.1302.2302.6311.0 Income (loss) before income taxes 226.6 149.531.583.622.746.356.7 Net income (loss) attributable to NHI shareholders 143.0 92.816.866.97.423.335.2 20

NOMURA Main revenue items Commissions Fees from investment banking Asset management and portfolio service fees Full year  Quarter (billions of yen) FY2021/22 FY2022/23 FY2022/23FY2023/24 2Q3Q4Q1Q2Q Stock brokerage commissions 236.4 190.848.552.641.355.258.3 Other brokerage commissions 18.0 17.94.74.34.04.04.0 Commissions for distribution of investment trusts 43.7 30.36.48.38.013.414.0 Other 34.3 41.08.612.210.410.112.6 Total 332.3 279.968.277.563.882.888.9 Equity underwriting and distribution 33.1 18.91.68.15.44.513.1 Bond underwriting and distribution 29.8 21.14.54.55.45.35.2 M&A / Financial advisory fees 64.2 53.914.314.311.313.610.0 Other 22.4 19.33.86.95.77.610.3 Total 149.6 113.224.233.828.031.138.6 Asset management fees 171.1 171.343.241.842.645.247.6 Administration fees 79.6 76.219.619.018.620.022.0 Custodial fees 19.4 24.26.26.26.26.67.0 Total 270.0 271.769.067.067.471.876.7 21

NOMURA Consolidated results: Income (loss) before income taxes by segment and region
Adjustment of consolidated results and segment results: Income (loss) before income taxes
Full year Quarter
(billions of yen)  FY2022/23FY2023/24
FY2021/22 FY2022/23
2Q3Q4Q1Q2Q
Retail  59.233.55.513.39.822.929.0
Investment Management  71.543.55.633.316.43.623.2
Wholesale  74.529.420.2-1.9-14.22.18.3
Three business segments total  205.2106.431.244.711.928.760.5
Other  15.873.42.159.515.721.9-6.5
Segments total  221.0179.733.3104.327.650.654.1
Unrealized gain (loss) on investments in equity
securities held for operating purposes  5.6-30.3-1.8-20.7-4.9-4.32.7
Income (loss) before income taxes  226.6149.531.583.622.746.356.7
Geographic information: Income (loss) before income taxes1
Full year  Quarter
(billions of yen)  FY2022/23FY2023/24
FY2021/22 FY2022/23
2Q3Q4Q1Q2Q
Americas -41.0 -51.7-21.47.9-16.6-19.913.1
Europe -21.8 9.26.48.3-3.6-5.9-9.2
Asia and Oceania 28.6 31.015.6-1.78.71.92.5
Subtotal -34.1 -11.50.614.6-11.5-23.96.5
Japan 260.8 161.030.969.034.270.350.2
Income (loss) before income taxes 226.6 149.531.583.622.746.356.7
1. Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended September 30, 2023). Nomura’s revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.

NOMURA Segment “Other”
Income (loss) before income taxes
Full year Quarter
(billions of yen)
90
73.4
60
59.5
30
15.8 21.9
15.7
2.1
0
1 2 3 4 -6. 55
-30
FY2022/23FY2023/24
FY2021/22 FY2022/23
2Q3Q4Q1Q2Q
Net gain (loss) related to economic -9.9 -4.80.1-1.56.33.4-8.9 hedging transactions
Realized gain (loss) on investments in equity
securities held for operating purposes 1.4 28.40.121.96.28.20.0
Equity in earnings of affiliates 36.8 47.79.18.912.713.79.0
Corporate items -91.1 -12.64.5-3.3-7.81.91.4
Others 78.6 14.7-11.733.5-1.8-5.3-8.0
Income (loss) before income taxes 15.8 73.42.159.515.721.9-6.5

NOMURA Retail related data (1)
Full year  Quarter
(billions of yen)
FY2022/23FY2023/24
FY2021/22 FY2022/23  QoQYoY
2Q3Q4Q1Q2Q
Commissions 138.5 112.526.231.229.141.341.91.6%60.3%
Of which, stock brokerage commission 67.4 50.912.213.413.419.118.8-1.8%53.7%
Of which, commissions for distribution of investment trusts 43.5 30.26.48.38.013.413.50.9%110.5%
Sales credit 44.0 44.210.912.210.612.814.916.8%36.3%
Fees from investment banking and other 19.0 16.23.25.24.23.85.132.7%55.8%
Investment trust administration fees and other 109.3 108.127.627.126.628.431.09.0%12.1%
Net interest revenue 17.2 19.34.55.34.85.86.15.1%34.3%
Net revenue 328.0 300.272.581.075.392.198.97.5%36.5%
Non-interest expenses 268.7 266.767.067.865.569.169.91.1%4.3%
Income before income taxes 59.2 33.55.513.39.822.929.026.6%5.3x
Domestic distribution volume of investment trusts 1 2,197.0 2,111.0479.6647.1478.0726.7820.512.9%71.1%
Stock investment trusts 1,931.5 1,560.3351.0438.3396.2607.9626.63.1%78.5%
Foreign investment trusts 265.5 550.7128.6208.881.8118.8193.963.2%50.7%
Other
Sales of JGBs for individual investors (transaction base) 618.6 526.293.7111.4153.4103.199.6-3.4%6.3%
Retail foreign currency bond sales 643.0 949.6279.6239.5269.7234.1381.963.1%36.6%
1. Including former Net & Call.

NOMURA Retail related data (2)
Retail client assets
(trillions of yen)
134.4 140 133.3 Other 122.2 122.1 122.2 117.7 117.5
Foreign investment 120 trusts
100
Bond investment trusts 80 Stock investment trusts 60 Domestic bonds
40
Foreign currency 20 bonds Equities
0
FY2021/22 FY2022/23 FY2022/23FY2023/24
Mar Mar SepDecMarJunSep
Equities 77.5 78.074.074.478.086.687.7
Foreign currency bonds 5.1 5.35.45.25.35.75.8
Domestic bonds1 12.6 13.212.912.913.213.313.3
Stock investment trusts 10.8 10.29.89.710.211.311.2
Bond investment trusts 7.5 6.87.27.16.87.27.1
Foreign investment trusts 1.3 1.21.21.21.21.41.5
Other2 7.3 7.57.27.07.57.87.8
Total 122.1 122.2117.7117.5122.2133.3134.4
1. Including CBs and warrants. 2.    Including annuity insurance.

NOMURA Retail related data (3)
Net inflows of cash and securities1
(billions of yen)
Full year Quarter
Corporates Individuals Corporates Individuals
1,200 1,200
900 900 600 600 300 300
0 0 -300 -300
-600 -600
FY2022/23FY2023/24
FY2021/22 FY2022/23
2Q3Q4Q1Q2Q
Corporates2 -136 282267-13727108331
Individuals3 488 438-36925917310626
Total 351 720-102122200214357
Inflows of cash
and securities4 4,180 4,0579211,0101,0641,0331,169
1. Cash and securities inflows minus outflows.
2. Incudes Corporate section (excluding regional financial institutions) and Japan Wealth Management Group.
3. Includes Retail channels, Net & Call, intermediary, salaried employee business, and Hotto Direct.
4. Retail channels only.

NOMURA Retail related data (4)
Number of accounts
(thousands) FY2021/22 FY2022/23FY2022/23FY2023/24
Mar Mar SepDecMarJunSep
Accounts with balance 5,348 5,3535,3595,3525,3535,3955,396
Equity holding accounts 2,955 2,9632,9572,9502,9632,9432,962
NISA accounts opened (accumulated)1 1,589 1,6321,6091,6251,6321,6811,699
Online service accounts 5,067 5,2085,1365,1735,2085,2975,377
New Individual accounts / IT share2
Full year Quarter
(thousands)  FY2022/23FY2023/24
FY2021/22 FY2022/23
2Q3Q4Q1Q2Q
New individual accounts 201 1994848556088
IT share2
No. of orders 83% 85%86%84%85%84%84%
Transaction value 59% 59%60%58%59%58%58%
1. Including Junior NISA.
2. Ratio of cash stocks traded via online service.

Investment Management related data (1)

NOMURA

(billions of yen)	Full year FY2021/22	Full year FY2022/23	Quarter FY2022/23 2Q	FY2022/23 3Q	FY2022/23 4Q	FY2023/24 1Q	FY2023/24 2Q	QoQ	YoY
Business revenue	119.9	120.7	29.9	31.4	28.7	32.5	**33.4**	**2.7%**	**11.7%**
Investment gain/loss	28.1	7.9	-3.7	25.6	9.1	-6.0	**11.7**	**-**	**-**
Net revenue	148.0	128.6	26.2	57.0	37.8	26.5	**45.1**	**70.1%**	**72.4%**
Non-interest expenses	76.5	85.1	20.6	23.7	21.5	22.9	**21.9**	**-4.4%**	**6.2%**
Income (loss) before income taxes	71.5	43.5	5.6	33.3	16.4	3.6	**23.2**	**6.4x**	**4.2x**

Assets under management by company

(trillions of yen)	FY2021/22	FY2022/23	FY2022/23			FY2023/24	
	Mar	Mar	Sep	Dec	Mar	Jun	Sep
Nomura Asset Management	69.6	69.1	66.6	66.5	69.1	78.0	**78.3**
Nomura Corporate Research and Asset Management, etc.	3.9	3.9	3.9	3.8	3.9	4.7	**4.9**
Assets under management (gross)[1]	73.5	73.0	70.5	70.2	73.0	82.7	**83.2**
Group company overlap	5.5	5.7	5.7	5.6	5.7	6.6	**6.7**
Assets under management (net)[2]	67.9	67.3	64.8	64.7	67.3	76.1	**76.5**

1. *Total of assets under management (gross) of Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square, as well as third party investment by Nomura SPARX Investment , Nomura Mezzanine Partners, Nomura Capital Partners, Nomura Research & Advisory, and Nomura Real Asset Investment.*
2. *Net after deducting duplications from assets under management (gross).*

28

NOMURA

Investment Management related data (2)

Asset inflows/outflows by business[1, 2]

(billions of yen)	Full year		Quarter				
	FY2021/22	FY2022/23	FY2022/23			FY2023/24	
			2Q	3Q	4Q	1Q	2Q
Investment trusts business	1,236	156	137	-100	-358	649	**475**
of which ETFs	683	-250	-5	-347	-221	42	**266**
Investment advisory and international businesses	830	-916	89	57	-134	1,064	**118**
Total net asset inflow	2,066	-760	226	-44	-492	1,713	**593**

Domestic public investment trust market and Nomura Asset Management market share[3]

(trillions of yen)	FY2021/22	FY2022/23	FY2022/23			FY2023/24	
	Mar	Mar	Sep	Dec	Mar	Jun	Sep
Domestic public investment trusts							
Market	163.1	166.2	155.0	157.2	166.2	187.5	**189.1**
Nomura Asset Management share (%)	27%	27%	27%	27%	27%	27%	**27%**
Domestic public stock investment trusts							
Market	148.9	152.2	140.9	142.7	152.2	171.7	**173.4**
Nomura Asset Management share (%)	25%	25%	25%	25%	25%	25%	**25%**
Domestic public bond investment trusts							
Market	14.2	13.9	14.1	14.5	13.9	15.8	**15.7**
Nomura Asset Management share (%)	44%	44%	44%	44%	44%	43%	**43%**
ETF							
Market	61.8	63.3	57.9	59.2	63.3	72.8	**73.1**
Nomura Asset Management share (%)	44%	44%	44%	44%	44%	44%	**43%**

1. Based on assets under management (net). 2. Historical figures have been reclassified following a review in FY2022/23 1Q to the method for measuring assets under management and the flow of funds.
3. Source :Investment Trusts Association, Japan.

29

NOMURA Wholesale related data
Full year  Quarter
(billions of yen)
FY2022/23FY2023/24
FY2021/22 FY2022/23  QoQYoY
2Q3Q4Q1Q2Q
Net revenue 703.1 772.4205.5189.1178.8190.9204.16.9%-0.7%
Non-interest expenses 628.6 743.0185.3190.9193.1188.7195.83.7%5.7%
Income (loss) before income taxes 74.5 29.420.2-1.9-14.22.18.33.9x-59.1%
Breakdown of Wholesale revenues
Full year  Quarter
(billions of yen)
FY2022/23FY2023/24
FY2021/22 FY2022/23  QoQYoY
2Q3Q4Q1Q2Q
Fixed Income 326.9 402.4115.686.787.597.496.9-0.5%-16.2%
Equities 229.5 253.961.967.561.863.073.817.2%19.2%
Global Markets 556.4 656.3177.5154.3149.3160.4170.76.4%-3.8%
Investment Banking 146.6 116.128.034.829.630.533.49.5%19.2%
Net revenue 703.1 772.4205.5189.1178.8190.9204.16.9%-0.7%

NOMURA Number of employees
FY2021/22 FY2022/23 FY2022/23FY2023/24
Mar Mar SepDecMarJunSep
Japan 15,213 15,13115,38415,28215,13115,38215,158
Europe 2,820 2,9372,8692,9082,9372,9712,993
Americas 2,257 2,3872,3582,3922,3872,4262,486
Asia and Oceania1 6,295 6,3206,5206,6346,3206,4656,492
Total 26,585 26,77527,13127,21626,77527,24427,129
1. Includes Powai office in India.

NOMURA Disclaimer
This document is produced by Nomura Holdings, Inc. (“Nomura”).
Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.
The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.
All rights regarding this document are reserved by Nomura unless otherwise indicated. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.
This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Actual results and financial condition may differ, possibly materially, from what is indicated in those forward-looking statements. You should not place undue reliance on any forward-looking statement and should consider all of the following uncertainties and risk factors, as well as those more fully discussed under Nomura’s most recent Annual Report on Form 20-F and other reports filed with the U.S. Securities and Exchange Commission (“SEC”) that are available on Nomura’s website (https://www.nomura.com) and on the SEC‘s website (https://www.sec.gov); Important risk factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.
Forward-looking statements speak only as of the date they are made, and Nomura undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.
The consolidated financial information in this document is unaudited.

NOMURA Nomura Holdings, Inc.
www.nomura.com